Exhibit 99.2

Attendance card Annual General Meeting in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

At 11.00am on Wednesday 12 May 2004

If you attend the Meeting please sign this card and hand it in on arrival. Please read the attendance notes overleaf.

Signature

Notes: attendance at the Annual General Meeting

If you attend the Meeting please sign this card and hand it in on arrival. It will speed your admission to the Meeting.

For your safety and security, there may be checks and bag searches of those attending the Meeting. We recommend you arrive a little early to allow time for these procedures.

Tea and coffee will be available from 10.15am.

Cameras, recording equipment and other items which might interfere with the good order of the Meeting will not be permitted in the hall.

The Queen Elizabeth II Conference Centre offers access for disabled shareholders and a loop system for the hearing impaired. If you have any special access requirements please contact the Unilever Corporate Secretaries Department in advance, on 020 7822 6043.

Completing your Proxy Form:
questions and answers

1	I am planning to attend the AGM. Do I need to complete the Proxy Form or bring it with me? No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meeting.

2	I am unable to come to the AGM and would like someone else to attend in my place. What do I do?
Please enter the name of the person you would like to attend the AGM in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Lloyds TSB Registrars in the envelope provided, to arrive with them no later than 11.00am on Monday 10 May 2004. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish. Please contact Lloyds TSB Registrars on 0870 600 3977 for instructions on how to do this.

3	Can I tell my Proxy how they should cast my votes?
Yes. Your Proxy cannot speak at the Meeting or vote on any Resolutions on a show of hands, but will be able to vote your shares in the event of a poll being called on any of the Resolutions. If you wish your Proxy to vote in a particular way or abstain, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Abstain’ box for each Resolution.

4	What is the effect of an Abstain instruction?
If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to abstain. You should note that if you do not give any voting instructions, your Proxy will have the authority to vote or abstain on the Resolutions, and on any other business which properly comes before the Meeting, as he/she thinks fit.

5	I am unable to attend the AGM or to send someone else in my place. Can I still cast my votes?
Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 3 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

6	Must I cast all my votes in one way?
No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares ‘For’, some shares ‘Against’ and register an abstention with others, please write the appropriate number of shares in each box.

7	We are registered as joint holders of the shares. What happens?
Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote or abstention of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Members.

8	I may be able to come to the AGM at the last minute. What happens if I have already appointed a Proxy?
You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

9	I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other Authority). What should I do?
Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or Authority, or a certified copy of it. This will be returned to you.

10	The registered member is a limited company. How does it appoint a Proxy?
The Proxy Form should be executed under the common seal of the company or be signed by a duly authorised officer, representative or attorney of the company, whose capacity should be stated. Alternatively, the company may appoint an individual to attend the Meeting as its corporate representative, by providing a letter to that effect, duly signed by an authorised officer of the company. Only one corporate representative may be appointed by the member, and he/she is entitled to speak at the Meeting and to vote on a show of hands.

11	I have recently sold/am planning to sell my shares. What is the cut-off date for attending the AGM?
You are entitled to attend and vote at the AGM, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 6.00pm on Monday 10 May 2004. Any changes to the Register of Members after that time are disregarded for the purposes of the AGM.

Go online! How to send your proxy instructions electronically

Unilever is committed to electronic communications and we are pleased to be able to offer our shareholders the opportunity to return their Proxy Forms using the internet. Even though you have received a paper version of your Proxy Form, you can still complete and return an electronic version to the Registrars.

What you need to do: just log on to the Sharevote website at www.sharevote.co.uk. To do this, you will need your voting reference numbers, the three 8-digit numbers quoted on your Proxy Form. Then just follow the instructions!

Within Sharevote you will also be invited to register with the Shareview website which provides a range of electronic services for shareholders. See the enclosed information booklet for more details!

Institutional investors: voting via CREST

This year the deadline for voting via the CREST Voting System is 11.00am on 10 May 2004.

Annual General Meeting of Unilever PLC: Proxy Form for voting

When you have completed and signed this form, please return it to Lloyds TSB Registrars in the enclosed envelope.
No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DW no later than 11.00am on 10 May 2004.

Voting reference number	Card ID	Account number

For further information on completing your Proxy Form, including how to send it using the internet, see reverse.

I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint

Please complete using black ink as this form will be scanned.

or failing him/her the Chairman of the meeting as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Wednesday 12 May 2004 and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolutions as set out in the Notice of Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of any Resolutions where no such vote or abstention is indicated and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit.

Resolutions
Please indicate your voting instructions to your Proxy with an ‘X’ in the appropriate box below.

		For	Against	Abstain
1	To receive the Report & Accounts for the year
ended 31 December 2003

2	To approve the Directors’ Remuneration Report
for the year ended 31 December 2003

3	To declare a dividend of 11.92 pence on the
Ordinary Shares

4	To re-elect Mr NWA FitzGerald, KBE as a Director

5	To re-elect Mr A Burgmans as a Director

6	To re-elect Mr AC Butler as a Director

7	To re-elect Mr PJ Cescau as a Director

8	To re-elect Mr KB Dadiseth as a Director

9	To re-elect AR baron van Heemstra as a Director

10	To re-elect Mr RHP Markham as a Director

11	To elect Mr CJ van der Graaf as a Director

12	To elect The Rt Hon The Lord Brittan of
Spennithorne QC, DL as a Director

13	To elect Baroness Chalker of Wallasey as
a Director

14	To elect Mr B Collomb as a Director

15	To elect Professor W Dik as a Director

16	To elect Mr O Fanjul as a Director

		For	Against	Abstain

17	To elect Mr CX Gonzalez as a Director

18	To elect Mr H Kopper as a Director

19	To elect The Lord Simon of Highbury CBE
as a Director

20	To elect Mr J van der Veer as a Director

21	To re-appoint PricewaterhouseCoopers
LLP as Auditors of the Company

22	To authorise the Directors to fix the
Auditors’ remuneration

23	To renew the authority to Directors
to issue shares

24	To renew the authority to Directors to
disapply pre-emption rights

25	To renew the authority to the Company
to purchase its own shares

26	To change the Articles to reflect Corporate
Governance changes – Appendix 1 to
Notice of Meeting

27	To change the Articles for treasury shares
and other minor changes – Appendix 2 to
Notice of Meeting

1 2 0 1 - 0 0 1 - 1

Please put an ‘X’ in this box if signing on behalf of the member under Power of Attorney or other Authority.	Signature

Note: please do not use this form for changes of address or other matters relating to your shareholding.	Date

Go online! Turn over to find out how to send your proxy instructions electronically! Institutional investors: see overleaf for details of CREST proxy voting.